__________, 2007

VIA EDGAR TRANSMISSION

Mr. Jim O’Connor
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	Trust for Professional Managers (the “Trust”)
File Nos.: 333-62298, 811-10401

Dear Mr. O’Connor:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your oral comments and suggestions of November 26, 2007, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 70 to its registration statement.  PEA No. 70 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on October 4, 2007, for the purpose of adding one new series to the Trust: the Bristlecone Fund (the “Fund”).

In addition to responses to your comments, this amendment also includes certain non-material changes as appropriate.  For your convenience your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS DATED NOVEMBER 26, 2007

Prospectus (Principal Investment Strategy)

1.
With respect to the statement that the Fund may invest up to 100% of its assets in securities of foreign companies through American Depositary Receipts “or otherwise,” please revise to clarify what is meant by “otherwise.”

The Trust responds by revising the applicable statement to read as follows:

The Fund may invest up to 100% of its assets in securities of foreign companies, including those in emerging markets, either directly by purchasing shares on local exchanges or markets outside the Unites States or indirectly through the purchase of American Depository Receipts (“ADRs”) that are available on exchanges or over-the-counter in the United States.

2.
With respect to the first bullet point item discussing the Adviser’s investment process, please clarify that the discount is subjective based on the Adviser’s estimate of an investment’s intrinsic value.

The Trust responds by revising the first bullet point to read as follows:

•	new investments are made at a minimum price-to-intrinsic value discount of 30% (based on the Adviser’s estimate of intrinsic value);

3.	Please explain what is meant by the statement that purchasing shares of companies trading at a discount to the Adviser’s estimate of intrinsic value “may provide a margin of safety.”

The Trust responds by revising the first bullet point to read as follows:

The Adviser seeks to take advantage of this dynamic by purchasing companies whose shares, in the Adviser’s view, are trading at a discount to their intrinsic value.  This difference between price and value creates what Benjamin Graham referred to as a “margin of safety” and, if the value estimate is correct, can provide an attractive risk-reward ratio.  The Adviser aims to be expert at valuing businesses in order to identify those stocks whose shares are trading at a discount to intrinsic value.

Prospectus (More About the Fund)

4.
Please clarify the following statement under “Temporary or Cash Investments:  “In fact, the Fund will seek substantial cash positions when the Adviser’s investments do not further the investment objective of the Fund,” to clarify that the Fund will depart from its investment strategy for temporary purposes only.

The Trust responds by revising the applicable portion of this section to read as follows:

Temporary or Cash Investments.  Under normal market conditions, the Fund will stay fully invested according to its principal investment strategies as noted above.  The Fund, however, may temporarily depart from its principal investment strategies by making short-term investments in cash, cash equivalents, and high-quality, short-term debt securities and money market instruments for temporary defensive purposes in response to adverse market, economic or political conditions.  This may result in the Fund not achieving its investment objectives during that period.

For longer periods of time, the Fund may hold a substantial cash position.  If the market advances during periods when the Fund is holding a large cash position, the Fund may not participate to the extent it would have if the Fund had been more fully invested.  To the extent that the Fund uses a money market fund for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market fund’s advisory fees and operational expenses.

Prospectus (How to Purchase Shares)

5.
With respect to the statement that “shareholders will receive the next NAV calculated after the Account Application has been accepted by the Fund,” please revise to clarify that shareholders will receive the NAV next calculated after the Account Application has been received by the Fund in good order.

The Trust responds by removing the applicable statement from the Prospectus, and by adding the following disclosure to this section:

Purchase Requests Must be Received in Good Order

Your share price will be the next NAV per share calculated after the Transfer Agent or your Authorized Intermediary receives your purchase request in good order.  “Good order” means that your purchase request includes:

•	the name of the Fund;
•	the dollar amount of shares to be purchased;
•	your account application or investment stub;
•	a check payable to “Bristlecone Fund.”

All purchase requests received in good order before 4:00 p.m. (Eastern Time) will be processed on that same day.  Purchase requests received after 4:00 p.m. (Eastern Time) will receive the next business day’s NAV per share.

Prospectus (Other Fund Policies)

6.	Please confirm whether the Fund will use information gathered pursuant to Rule 22c-2 for any purpose other than combating market timing activity.

The Trust responds by supplementally stating that the Fund will not use information gathered pursuant to Rule 22c-2 for any purpose other than that contemplated by the Rule.

Statement of Additional Information (Portfolio Transactions and Brokerage)

7.	Please add disclosure to this section as required by Item 16(d) of Form N-1A with respect to brokerage commissions paid for research services.

The Trust responds by revising this section, in part, to include the following disclosure:

The Trust is required to identify any securities of its “regular brokers or dealers” that the Fund has acquired during its most recent fiscal year.  The Trust is also required to identify any brokerage transactions during its most recent fiscal year that were directed to a broker because of research services provided, along with the amount of any such transactions and any related commissions paid by the Fund.  As the Fund is new, as of the date of the SAI there are no such transactions or brokerage commissions to report.

*           *           *           *           *
I trust that the above responses adequately address your comments.  Please also note that appropriate sections of the Statement of Additional Information were revised to conform to changes made in the Prospectus.  If you have any additional questions or require further information, please contact me by telephone at (414) 765-5384.

Sincerely,

Rachel A. Spearo
for TRUST FOR PROFESSIONAL MANAGERS

cc:           Carol Gehl, Godfrey & Kahn, S.C.